M.H. MEYERSON & CO., INC.
                              NEWPORT OFFICE TOWER
                      525 WASHINGTON BOULEVARD/34th FLOOR
                             JERSEY CITY, NJ 07310

                                                                   April 8, 1998

Via Facsimile 914-623-4987
Mr. Peter Mantia
President
Solucorp Industries, Ltd.
250 West Nyack Road
West Nyack, NY 10994


Gentlemen:

     This will confirm the understanding and agreement between M.H. Meyerson & Co., Inc. ("Meyerson") and Solucorp Industries, Ltd. ("Solucorp") as follows:

     1. Solucorp hereby engages Meyerson on an exclusive basis to render financial advisory services to Solucorp looking to the potential of an eventual sale as hereinafter defined to a party yet to be determined ("Purchaser"), and Meyerson hereby accepts such engagement. Meyerson agrees to provide financial advisory services to Solucorp which shall include advising on transaction structures and assisting in negotiations and related strategy. This letter agreement is not made in contemplation of Meyerson's finding and/or introducing the Purchaser to Solucorp but shall not preclude Meyerson from acting in this manner as well.

     2. For purposes of this Agreement, a "sale" shall mean any transaction or series or combination of transactions, other than in the ordinary course of trade or business, whereby, directly or indirectly, a material interest (i.e., 10% or more) in Solucorp or any of its subsidiaries, or any of their respective assets, is transferred for consideration, including, without limitation, a sale or exchange of capital stock of the shareholders of Solucorp, or assets, a merger or consolidation, a tender or exchange offer, the formation of a joint venture, minority investment or partnership, or any similar transaction, to or with Purchaser.

     3. As compensation for the services rendered by Meyerson hereunder, Solucorp shall pay Meyerson one and one-half (1-1/2%) percent of the

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Mr. Peter Mantia
Solucorp Industries, Ltd.
April 8, 1998
page 2


          proceeds received by Solucorp or its shareholders, as the case may be, upon the closing of the sale to Purchaser. Compensation shall be payable at the closing. If for any reason whatsoever the transaction fails consummation, no fee or other compensation will be due or payable.

     4. Meyerson shall bear its own out-of-pocket expenses incurred during the period of its engagement hereunder with respect to the services to be rendered by it hereunder, without seeking reimbursement from Solucorp.

     5.   Solucorp shall:

          (a) indemnify Meyerson and hold it harmless against any losses, claims, damages or liabilities to which Meyerson may become subject arising in any manner out of or in connection with the rendering of services by it to Solucorp hereunder, unless it is finally judicially determined that such losses, claims, damages or liabilities arose out of the gross negligence or bad faith of Meyerson; and

          (b) reimburse Meyerson immediately for any legal or other expenses reasonably incurred by it in connection with investigating, preparing to defend or defending any lawsuits, claims or other proceedings arising in any manner out of or in connection with the rendering of services to Solucorp hereunder; provided, however, that in the event a final judicial determination is made to the effect specified in subparagraph 5(a) above, Meyerson will remit to Solucorp any amounts reimbursed under this subparagraph 5(b).

          Solucorp agrees that the indemnification and reimbursement commitments set forth in this paragraph shall apply whether or not Meyerson is a formal party to any such lawsuits, claims or other proceedings, that Meyerson is entitled to retain separate counsel of its choice in connection with any of the matters to which such commitments relate and that such commitments shall extend upon the terms set forth in this paragraph to any controlling person, partner, director, officer, employee or agent of Meyerson.

     6. This letter agreement shall be in effect for a period of three years from the date hereof. However, compensation shall also be due Meyerson upon any



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Mr. Peter Mantia
Solucorp Industries, Ltd.
April 8, 1998
page 3


          transaction commenced prior to the expiration of this letter agreement, even if the sale is completed after termination hereof.

     7. Except as required by applicable law, any advice to be provided by Meyerson under this Agreement shall not be disclosed publicly or made available to third parties (except directors, attorneys, advisors, auditors and employees of Solucorp) without the prior approval of Meyerson.

     8. Solucorp agrees that Meyerson has the right to place tombstones or other announcements in financial and other newspapers and journals at its own expense describing its services to Solucorp hereunder upon the consummation of the sale, provided that Meyerson will submit a copy of any such materials to Solucorp for its approval, which approval shall not be unreasonably withheld or delayed.

     9. This Agreement may not be amended or modified except in writing and shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed solely in such State by the citizens thereof. Any dispute arising out of this Agreement shall be adjudicated in the courts of the State of New York or in the United States District Court for the Southern District of New York, and Meyerson and Solucorp hereby agree that service process upon either of the parties by certified mail at the address shown in this Agreement shall be deemed adequate and lawful. The parties hereto shall deliver notices to each other by personal delivery or by certified mail at the address set forth above.



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Mr. Peter Mantia
Solucorp Industries, Ltd.
April 8, 1998
page 4


     If the foregoing correctly sets forth the understanding and agreement between Meyerson and Solucorp, please so indicate in the space provided for that purpose below, whereupon this letter shall constitute a binding agreement as of the date first above written.

                                                M.H. MEYERSON & CO., INC.


                                            By: /s/ MICHAEL SILVESTRI
                                                -----------------------------
                                                Michael Silvestri, President

AGREED:

SOLUCORP INDUSTRIES, LTD.



By: /s/ PETER MANTIA
    ---------------------